ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 16, 2020	Bruce Willman
(212) 596-9319
bruce.willman@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of RGIP, LP (the “ Partnership “) pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1 promulgated thereunder, are the following materials required to be filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 17g-1(g) under the 1940 Act: (i) a copy of the crime policy covering the Partnership to January 1, 2021; (ii) a copy of the unanimous resolutions of the Partnership’s managing members approving such policies and the portion of the premium to be paid by the Partnership; and (iii) a copy of the agreement among joint insureds covered governing the criteria by which recoveries under the policies will be allocated among them.

Premiums have been paid through January 1, 2021. The current joint crime policy is in the amount of $5.0 million, which exceeds the amount that would be required if the Partnership were insured under a separate fidelity bond, as opposed to a joint crime policy.

If you have any questions or need any clarification concerning the foregoing or the enclosed, please call the undersigned at (212) 596-9319.

Please acknowledge receipt and acceptance of the enclosed materials with an email confirmation.

Very truly yours,

/s/ Bruce Willman

Bruce Willman

Enclosures

cc:	Jeffrey R. Katz

Alfred O. Rose

Paul F. Van Houten

Erik G. Johnston

CERTIFICATE OF PROPERTY INSURANCE	DATE (MM/DD/YYYY) 12/31/2019

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS CERTIFICATE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE CERTIFICATE HOLDER.

PRODUCER Aon Risk Services Northeast, Inc. New York NY Office One Liberty Plaza 165 Broadway, Suite 3201 New York NY 10006 USA	CONTACT NAME:
	PHONE (A/C. No. Ext): (866) 283-7122	FAX (A/C. No.): (800) 363-0105
E-MAIL ADDRESS:
PRODUCER CUSTOMER ID #: 570000038347
	INSURER(S) AFFORDING COVERAGE	NAIC #
INSURED RGIP, LP Prudential Tower 800 Boylston Street Boston MA 02199 USA	INSURER A: The Continental Insurance Company	35289
INSURER B:
INSURER C:
INSURER D:
INSURER E:
INSURER F:

 COVERAGES                         CERTIFICATE NUMBER:        570079963619              REVISION NUMBER:

LOCATION OF PREMISES/ DESCRIPTION OF PROPERTY (Attach ACORD 101, Additional Remarks Schedule, if more space is required)

THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

INSR LTR	TYPE OF INSURANCE			POLICY NUMBER	POLICY EFFECTIVE DATE (MM/DD/YYYY)	POLICY EXPIRATION DATE (MM/DD/YYYY)	COVERED PROPERTY		LIMITS
		PROPERTY						BUILDING
	CAUSES OF LOSS		DEDUCTIBLES					PERSONAL PROPERTY
		BASIC	BUILDING					BUSINESS INCOME
		BROAD	CONTENTS					EXTRA EXPENSE
		SPECIAL						RENTAL VALUE
		EARTHQUAKE						BLANKET BUILDING
		WIND						BLANKET PERS PROP
		FLOOD						BLANKET BLDG & PP

		INLAND MARINE		TYPE OF POLICY
CAUSES OF LOSS
		NAMED PERILS		POLICY NUMBER

A	X	CRIME		596753106	01/01/2020	01/01/2021	X	Aggregate Limit (for	$5,000,000
	TYPE OF POLICY			Crime
Crime - Primary

BOILER & MACHINERY /
EQUIPMENT BREAKDOWN

SPECIAL CONDITIONS / OTHER COVERAGES (ACORD 101, Additional Remarks Schedule, may be attached if more space is required)

CERTIFICATE HOLDER	CANCELLATION
Managing Members of RGIP, LP c/o Ropes & Gray, LLP 800 Boylston Street Boston, MA 02199-3600 USA	SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, NOTICE WILL BE DELIVERED IN ACCORDANCE WITH THE POLICY PROVISIONS.
AUTHORIZED REPRESENTATIVE

© 1995-2015 ACORD CORPORATION. All rights reserved. ACORD 24 (2016/03) The ACORD name and logo are registered marks of ACORD

Ropes Gray, LLP

Schedule of Insurance

January 1, 2020 - January 1, 2021

Company Policy Number Policy Period	Coverage	Limit	Premium

Federal Insurance Company (Chubb) 3588-73-92	COMMERCIAL PACKAGE POLICY		$271,383 (includes $1 in taxes & surcharges)
1/1/2020 - 1/1/2021

Office Locations:

1. 1211 AVENUE OF THE AMERICAS, NEW YORK, NY 10036

2. 191 N WACKER DR, CHICAGO, IL 60606

3. 1900 UNIVERSITY AVE STE 600, EAST PALO ALTO, CA 94303

4. 800 BOYLSTON ST, BOSTON, MA 02199

5. 3 EMBARCADERO CTR, SAN FRANCISCO, CA 94111

6. UNITS 02B, 03,05,06,07 AND 08 OF 36F, PARK PLACE OFFICE BUILDING, NO. 1601,

NAN JING ROAD (W), JING AN DISTRICT, SHANGHAI, PRC

7. 41ST FLOOR, ONE EXCHANGE SQUARE, 8 CONNAUGHT PLACE, CENTRAL, H K

8. 21 F POSCO P&S TOWER, 735-3 YENKSAM DONG, GANGAM-GU, SEOUL, SKOR

9. MARUNOUCHI, 2-7-2 CHIYODA-KU, 30TH FLOOR, JP TOWER, TOKYO, JAPAN

10. 2099 PENNSYLVANIA AVE NW, WASHINGTON, DC 20006

11. 60 LUDGATE HILL, LONDON, U K EC4M7AW

12. 4 1ST AVE, PEABODY, MA 01960

13. 9333 GRAND AVE, FRANKLIN PARK, IL 60131

14. 1 MARKLEY WAY, LOWELL, MA 01852

15. 9/F GOLDSTAND BUILDING, TSIMSHATSUI, KOWLOON, H K

	Premises Coverages - Blanket Limits
	Personal Property, EDP, Valuable Papers	$300,042,191
	Fine Arts	$4,997,693
	Business Income with Extra Expense	$100,000,000
	Various Blanket Limits Apply Deductible: $25,000
	General Liability
	General Aggregate Limit – per location	$2,000,000
	Each Occurrence Limit	$1,000,000
	Damage to Premises Rented to You – any one premises	$1,000,000
	Medical Expenses Per Person	$10,000
	Personal and Advertising Injury Limit	$1,000,000
	Employee Benefits Liability	Claims Made Form
	Each Employee Limit	$1,000,000
	Aggregate Limit	$1,000,000
	Deductible – Each Claim	$1,000
	Retroactive Date	November 6th, 2007
	Global Aggregate Limit	5,000,000
Arch Specialty Insurance Company	EXCESS EARTHQUAKE - CALIFORNIA		$95,296
ESP730354403	Limit of Liability	$4,000,000
1/1/20 - 1/1/21	Excess of	$1,000,000

Federal Insurance Company	BUSSINESS AUTOMOBILE		$2,670
7354-97-90	Combined Single Limit	$1,000,000
1/1/20 - 1/1/21	Hired Auto Physical Damage
	Comprehensive Deductible	$1,000
	Collision Deductible	$1,000

Chubb National Insurance Company	WORKERS’ COMPENSATION		$407,070
7173-32-14	Workers’ Compensation	Statutory	(includes $30,572
1/1/20 - 1/1/21	Employers Liability		in taxes, surcharges,
	Bodily Injury by Accident	$500,000	and expense
	Bodily injury by Disease	$500,000	constant)
	Bodily injury by Disease	$500,000

Federal Insurance Company	LOCAL JAPAN		$12,600.00
1/1/20 - 1/1/21

1 of 3

Ropes Gray, LLP

Schedule of Insurance

January 1, 2020 - January 1, 2021

Company Policy Number Policy Period	Coverage	Limit	Premium
Chubb Insurance Co. of Europe SE	LOCAL LONDON		$58,164
1/1/20 - 1/1/21			(plus $6,979.66 in tax)
Chubb Insurance (China) Co.	LOCAL CHINA		$10,903
1/1/20 - 1/1/21			(plus $643.17 in local
			taxes and fees)
Federal Insurance Company	LOCAL HONG KONG		$26,563
1/1/20 - 1/1/21			(plus $1,426.10 in tax)
Federal Insurance Company	LOCAL SOUTH KOREA		$4,620
1/1/20 - 1/1/21
Federal Insurance Company	UMBRELLA LIABILITY		$50,000
7986-35-89	Aggregate – Per Location	$50,000,000
1/1/20 - 1/1/21	Each Occurrence Limit	$50,000,000
Fireman’s Fund Insurance Company	EXCESS LIABILITY		$14,637
USL004241202	Limit of Liability	$15,000,000
1/1/20 - 1/1/21	Excess of	$50,000,000
Federal Insurance Company	COMMERCIAL WRAP		$10,367
8207-94-28	Kidnap, Ransom, & Extortion	$5,000,000
1/1/20 - 1/1/21
	Workplace Violence	$2,000,000
Continental Insurance Company	PRIMARY CRIME		$48,150
596753106	Partner or Employee Theft	$10,000,000
1/1/20 - 1/1/21	Theft Disappearance & Destruction	$10,000,000
	Forgery or Alteration	$10,000,000
	Robbery or Safe Burglary - Property Other Than Money	$10,000,000
	Computer Systems Fraud	$10,000,000
	Destruction of Data or Programs	$10,000,000
	Money Order & Counterfeit Currency - worldwide	$10,000,000
	Wire Transfer with Voice Plus	$10,000,000
	Social Engineering	$2,500,000
	Claims Expense	$10,000
	Retention	$100,000
	Social Engineering Retention	$200,000
AXIS Insurance Company	EXCESS CRIME		$30,954
MNN627675/01/2020
1/1/20 - 1/1/21	Limit of Liability	$10,000,000
	Excess of	$10,000,000
	Social Engineering	$2,500,000
	Excess of	$2,500,000
ACE American Insurance Company	EXCESS CRIME		$34,820
G71772226001
1/1/20 - 1/1/21	Limit of Liability	$15,000,000
	Excess of	$20,000,000
	Social Engineering	$2,000,000
	Excess of	$5,000,000

2 of 3

Ropes Gray, LLP

Schedule of Insurance

January 1, 2020 - January 1, 2021

Company Policy Number Policy Period	Coverage	Limit	Premium
U.S. Specialty Insurance Company	EXCESS CRIME		$13,297
64-MGU-20-A48519
1/1/20 - 1/1/21	Limit of Liability	$50,000,000
	Excess of	$35,000,000
	Social Engineering	$5,000,000
	Excess of	$7,000,000
Federal Insurance Company	FIDUCIARY		$44,351
8241-7342
1/1/20 - 1/1/21	Limit of Liability	$10,000,000
	Retention	$50,000
ACE American Insurance Company	US BTA		$36,385
ADD N14294053
1/1/20-1/1/21	Various Liimits Apply
ACE American Insurance Company	UK BTA		$20,554
UKBMND22983			(includes $2,020
1/1/20-1/1/21	Various Limits Apply		in taxes and fees)
Federal Insurance Company	REGISTERED MAIL		$1,000
96375
4/1/19 - 4/1/20
“This insurance document is furnished to you as a matter of information for your convenience. It only summarizes the listed policy(ies) and is not intended to reflect all the terms and conditions or exclusions of such policy(ies). Moreover, the information contained in this document reflects coverage as of the date of this summary as shown below and does not include any subsequent changes. This document is not an insurance policy and does not amend, alter or extend the coverage afforded by the listed policy(ies). The insurance afforded by the listed policy(ies) is subject to all the terms, exclusions and conditions of such policy(ies).

3 of 3

RGIP, LP

Action by Written Consent of Managing Members

The undersigned being all of the managing members of RGIP GP, LLC the sole general partner of RGIP, LP, a Delaware limited partnership (the “Partnership”), hereby consent to the following actions and adopt the following votes:

VOTED:	That after considering all relevant factors, the naming of the Partnership as a named insured under the crime insurance policy issued by the Continental Insurance Company to Ropes & Gray LLP and the other insureds named thereunder for the one-year period commencing on January 1, 2020 in the amounts listed on Annex A for an annual premium of $82,970
(the “Policy”), the Partnership’s share of the premium being $0.00, is approved and ratified.

VOTED:	That the amount, type, form and coverage of the Policy are approved.

VOTED:	That the participation by the Partnership in the Policy is in the best interests of the Partnership.

VOTED:	That the proposed premium for the Policy coverage described above allocated to the Partnership is fair and reasonable to the Partnership.

VOTED:	That the form, terms and provisions of the Agreement Among Joint Insureds, in the form furnished to the Managing Members of the Partnership are approved.

VOTED:	That Bruce Willman, in his capacity as a vice president of the Partnership, is designated as the officer of the Partnership who shall make the filings and give the notices required by Rule 17g-1(g) under the Investment Company Act of 1940, as amended.

/s/ Jeffrey R. Katz
Jeffrey R. Katz

/s/ Alfred O. Rose
Alfred O. Rose

/s/ Paul F. Van Houten
Paul F. Van Houten

Dated: As of March 16, 2020

Annex A

Partner or Employee Theft Coverage	$10,000,000
Theft Disappearance & Destruction	$10,000,000
Forgery or Alteration Coverage	$10,000,000
Robbery or Safe Burglary – Property Other Than Money Coverage	$10,000,000
Computer Systems Fraud Coverage	$10,000,000
Destruction of Data or Programs Coverage	$10,000,000
Money Order & Counterfeit Currency – Worldwide Coverage	$10,000,000
Wire Transfer with Voice Plus Coverage	$10,000,000
Social Engineering	$2,500,000
Claims Expense	$100,000

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of January 1, 2020 by and among RGIP, LP, a Delaware limited partnership (the “Partnership”), the entities listed as signatories below and each person or entity that becomes a party hereto pursuant to Section 2 (collectively with the Partnership the “Insureds”).

WHEREAS, the Insureds are named insureds under a crime insurance policy issued by Continental Insurance Company (the “Insurer”), as amended, endorsed, extended or restated from time to time (the “Policy”);

WHEREAS, the Insureds desire to establish the criteria by which recoveries under the Policy shall be allocated among them;

NOW, THEREFORE, it is agreed as follows:

1. In the event that the claims of loss of the Insureds under the Policy are so related that the Insurer is entitled to assert that the claims must be aggregated, the Partnership shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured policy with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

2. Each person or entity who becomes a named insured under the Policy may become a party to this Agreement by executing a joinder to this Agreement in substantially the form of Exhibit A and delivering it to Ropes & Gray LLP on behalf of itself and each other Insured c/o Ropes & Gray LLP, 800 Boylston St, Prudential Tower, Boston, Massachusetts 02199-3600, Attention: Chief Financial Officer.

IN WITNESS WHEREOF, the parties initially party hereto have executed this Agreement as of the date first above written.

RGIP, LP
By RGIP GP, LLC, its general partner

By:	/s/ Jeffrey R. Katz
Managing Member - Jeffrey R. Katz

ROPES & GRAY LLP

By:	/s/ Julie Jones
Partner - Julie Jones

ROPES & GRAY INTERNATIONAL LLP

By:	/s/ Julie Jones
Partner - Julie Jones

EXHIBIT A

JOINDER

The undersigned, which is a named insured under a crime policy issued by                     , hereby agrees to be a party to the Agreement Among Joint Insureds dated as of             ,             , as from time to time in effect, among RGIP, LP and the other parties from time to time party thereto with the same force and effect as if it was a signatory thereto and was expressly named therein.

[Name of Entity/Person]

By
Title:

Dated:                                 ,

RGIP, LP

Action by Written Consent of Managing Members

The undersigned being all of the managing members of RGIP GP, LLC the sole general partner of RGIP, LP, a Delaware limited partnership (the “Partnership”), hereby consent to the following actions and adopt the following votes:

Election of Officers

VOTED:	That the following officers be and they hereby are elected to hold the offices set out beside their respective names with such duties and authorities as may be designated from time to time by the Managing Members, each to hold office until his death, resignation or renewal for any reason with or without cause:

Name	Office
Kelly N. Dunphy	Assistant Vice President
Alyson B. Gal	Assistant Vice President
Erik G. Johnston	Assistant Vice President
James C. Spellman	Assistant Vice President
Bruce Willman	Vice President

Investment Advisory Board

VOTED:	That each of the following persons, as current or former Partners or employees of Ropes & Gray LLP, will consult with the Managing Members about investments held by RGIP and proposed investments to be made by RGIP, Asset allocation and manager selection, Investment performance of RGIP and potential investment opportunities for RGIP:

James R. Brown
Bryan Chegwidden
Jason S. Freedman
Michelle Knight
Debra K. Lussier
Robb Tretter
Joel A. Wattenbarger

Authorized Persons

VOTED:	That each of the following officers of the Partnership are authorized to have access to the securities of the Partnership provided that such officer shall be accompanied by any Managing Member, any other such authorized officer of RGIP, or any employee of Ropes & Gray LLP who has been authorized by the Managing Members to have access to the securities of the Company:

Kelly N. Dunphy
Erik G. Johnston

VOTED:	That each of the following employees of Ropes & Gray LLP are authorized to have access to the securities of the Partnership provided that such employee accompanied by any Managing Member or by any officer of the Partnership who has been authorized by the Managing Members to have access to the securities of the Company:

Jaclyne Fuchs
Dan McNeil
Patrick Phillimore

Verification of Securities

VOTED:	That the following persons, as employees of Ropes & Gray LLP, be and hereby are authorized to verify together by actual examination, on a quarterly basis, the securities and similar investments of the Partnership in accordance with the provisions of the Company’s Order Under Sections 6(b) and 6(e) of the Investment Company Act of 1940:

Kelly N. Dunphy
Jaclyne Fuchs
Erik G. Johnston
Patrick Phillimore

/s/ Jeffrey R. Katz
Jeffrey R. Katz

/s/ Alfred O. Rose
Alfred O. Rose

/s/ Paul F. Van Houten
Paul F. Van Houten

Dated: As of March 16, 2020